Business Transfer and Assumption was approved by an extraordinary shareholders’ meeting of Shinhan Card and Shinhan Capital respectively.

On December 12, 2007, Shinhan Card our wholly-owned credit card company and Shinhan Capital, our wholly-owned leasing company, respectively held an extraordinary shareholders’ meeting in order to approve business transfer of corporate finance leasing operations of Shinhan Card to Shinhan Capital. The total transfer amount is KRW 6,002,195,191. Business transfer and assumption is expected to take place on January 1, 2008.